June 3, 2025

Jacob DiMartino
Chief Executive Officer
New Generation Consumer Group, Inc.
7950 E. Redfield Rd, Unit 210
Scottsdale, AZ 85260

       Re: New Generation Consumer Group, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed May 19, 2025
           File No. 024-12580
Dear Jacob DiMartino:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A
General

1. Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A
       (but note that the midpoint is used in Part I, Item 4 of Form 1-A). Please revise throughout your offering statement to ensure that you are consistent with your disclosure of the maximum offering amount. In particular, please revise the tabular disclosure on the cover page to clearly disclose the maximum primary and resale offering amounts as opposed to using a range. When fixing the maximum volume, please use the upper end of your price range in each instance. Additionally, please revise the table to include a separate additional line that discloses the total aggregate offering amount, which should include both the primary and resale maximum amounts.
 June 3, 2025
Page 2

2. We note that the amount of resale shares being offered is up to 1,750,000,000 shares of common stock. Please explain how you are calculating the maximum volume of securities that are convertible and whether you are accounting for the interest on the
       Subject Convertible Notes. Please provide an illustration as to how these amounts were calculated, including a description of the conversion formula.
3. Clarify whether and how the company and Mr. Jacob DiMartino will determine, and investors will know, if shares are being acquired from the company or the Selling
       Shareholders and whether the company will be offering shares on behalf of the selling shareholders.
4. Your disclosure indicates the minimum purchase requirement solely applies to the
       Company Offered Shares. Please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares, or revise to clarify that the minimum purchase requirements applies to all shares in the offering. Refer to
       Rule 251(d)(3)(i)(F) of Regulation A.
       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Eric Newlan, Esq.